Exhibit 99.2

Thramann Holding LLC AND SUBSIDIARIES

COMBINED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2024 AND 2023

Thramann Holding LLC AND SUBSIDIARIES

FOR THE ANNUAL PERIOD ENDED DECEMBER 31, 2024

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Thramann Holdings, LLC

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Thramann Holdings, LLC and Subsidiaries (collectively, the Company) as of December 31, 2024 and 2023, and the related combined statements of operations, members’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are required to be independent with respect to the Company in accordance with the relevant ethical requirements relating to our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Haynie

We have served as the Company’s auditor since 2025.
Salt Lake City, Utah

February 17, 2026

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THRAMANN HOLDINGS LLC AND SUBSIDIARIES

COMBINED BALANCE SHEETS

	December 31, 2024	December 31, 2023
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$20,900	$19,606
Total Current Assets	20,900	19,606

NONCURRENT ASSETS:
Intangible assets, net	1,194,913	260,268
Total Noncurrent Assets	1,194,913	260,268

TOTAL ASSETS	$1,215,813	$279,874

LIABILITIES AND MEMBERS' EQUITY

Commitments and Contingencies (Note 6)

CURRENT LIABILITIES
Consideration payable	$525,000	$–
Related party payable	23,090	–
Accrued expenses	28,884	71,990
Total Current Liabilities	576,974	71,990

Total Liabilities	576,974	71,990

MEMBERS' EQUITY
Members' equity	638,839	207,884
Total Members' Equity	638,839	207,884

TOTAL LIABILITIES AND MEMBERS' EQUITY	$1,215,813	$279,874

See Accompanying Notes to Financial Statements.

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THRAMANN HOLDINGS LLC AND SUBSIDIARIES

COMBINED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2024	2023
Sales	$–	$–
Cost of sales	–	–
Gross loss	–	–

Operating expenses:
General and Administrative	223,101	323,809
Amortization Expense	101,645	21,816
Total operating expenses	324,746	345,625

Operating income (loss)	(324,746)	(345,625)

Other expense
Interest expense	–	52
Total other expense	–	(52)

Net income (loss)	$(324,746)	$(345,677)

See Accompanying Notes to Financial Statements.

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THRAMANN HOLDINGS LLC AND SUBSIDIARIES

COMBINED STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

Balance, January 1, 2023	$240,561
Contributions	313,000
Net loss	(345,677)
Balance, December 31, 2023	$207,884

Balance, December 31, 2023	$207,884
Contributions	763,200
Distributions	(7,499)
Net loss	(324,746)
Balance, December 31, 2024	$638,839

See Accompanying Notes to Financial Statements.

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THRAMANN HOLDINGS LLC AND SUBSIDIARIES

COMBINED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2024	2023
CASH FLOW FROM OPERATING ACTIVITIES:
Net loss	$(324,746)	$(345,677)
Adjustments to reconcile net loss to cash (used in) operating activities:
Amortization	101,645	21,816
Changes in operating assets and liabilities
Consideration payable	(475,000)	–
Related party payable	–	14,917
Accrued expenses	(20,016)	16,666
Net Cash (Used in) Operating Activities	(718,117)	(292,278)

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of intangible assets	(36,290)	(7,754)
Net Cash Provided by Investing Activities	(36,290)	(7,754)

CASH FLOW FROM FINANCING ACTIVITIES:
Member contributions	763,200	313,000
Member distributions	(7,499)	–
Net Cash Provided by Financing Activities	755,701	313,000

NET INCREASE (DECREASE) IN CASH	1,294	12,968

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	19,606	6,638

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$20,900	$19,606

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for:
Interest	$–	$–
Income taxes	$–	$–

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY
Acquisition of patent	$1,000,000	$–

See Accompanying Notes to Financial Statements.

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Thramann Holdings LLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2024 and 2023

Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies

Principal Business Activity

Thramann Holdings (“the Company”) is a single member Colorado LLC formed in 2005 as part of a wealth management strategy to transfer a percentage of the equity interests Jeff Thramann held Lanx, ProNerve, and U.S. Radiosurgery, three private companies he had founded. Before the transfer could be consummated, all three entities were sold for a combined total of $223M and the founder’s equity position was liquidated. Thramann Holdings was maintained as a single member Colorado LLC in good standing as it was thought the entity might prove useful in the future.

On September 16, 2025, Thramann Holdings entered into a Contribution Agreement to receive 100% ownership of three single member Colorado LLCs founded and fully owned by Jeff Thramann. The entities contributed to Thramann Holdings were LT350, LLC, Influence Healthcare, LLC, and Voyex, LLC. The purpose of the transfer was to prepare Thramann Holdings for a proposed business combination with Auddia (Nasdaq: AUUD) described in Note 10 below.

Aside from serving as a holding company for LT350, LLC, Influence Healthcare, LLC, and Voyex, LLC, Thramann Holdings has not, and does not, conduct any business.

Voyex, LLC (“Voyex”) is a single member limited liability company (LLC) organized under the laws of the state of Colorado.  Voyex is an AI-native digital travel agency that is leveraging agentic AI, an integrated fintech platform, and private aviation resources to optimize the travel experience for customers.  Voyex addresses air traveler flight delays and cancellation disruptions through FlightFix, an application Voyex is building that aims to track flight itineraries in real time while using AI to predict delays and cancellations, and to communicate with passengers about alternative flight options.  Voyex is aiming to build an MVP that includes incorporating AI models to predict travel delays, chatbots to communicate with customers, and the development of an AI agent and integrated fintech platform to evolve into handling the complete rebooking process.

Influence Healthcare, LLC (“Influence Healthcare”) is a single member LLC organized under the laws of the state of Colorado. The core mission of Influence Healthcare is to empower physicians to manage entire care episodes, recognizing their unique qualifications and direct involvement in patient outcomes. Influence Healthcare contracts directly with payers and partners with physicians, hospitals, ambulatory surgical centers, and digital health vendors to deliver bundled care services. Influence Healthcare’s model prioritizes physician-led decision-making and care coordination, aiming to deliver high-quality outcomes at lower costs.

LT350, LLC (“LT350”) is a single member LLC organized under the laws of the state of Colorado. LT350 is a single member LLC organized under the laws of the state of Colorado. LT350 is a platform infrastructure company leveraging a proprietary solar parking lot canopy that integrates modular plug & play cartridges into the ceiling of the canopies to reinvent large and rapidly growing market verticals. Its cloud infrastructure cartridges house the servers and GPUs needed to deploy distributed AI data centers to support AI training and inference, battery storage cartridges house batteries to lower the power costs of AI data centers and provide grid services to local utilities, smart invertor cartridges deploy solar energy to the GPUs and batteries in the canopies or to the grid, EV charging cartridges house the components to charge EVs.  LT 350’s operations are centered on innovation in clean energy deployment, targeting both commercial and municipal clients seeking reliable and environmentally conscious charging technologies.

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Basis of Accounting

The accompanying combined financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Principles of Combination

The combined financial statements referred to as Thramann Holdings LLC includes the accounts of LT350, LLC, Influence Healthcare, LLC, and Voyex, LLC (collectively, the Company) all of which are related through common ownership and control. Intercompany balances and transactions have been eliminated in the combination.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with an original maturity of three months or less.

Estimates

The preparation of combined financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Software Development Costs

Financial accounting standards board (“FASB”) Accounting Standards Codification (“ASC”) 350-40 Internal use software, specifies that capitalization of internally developed software occurring during the application development stage. Once a project has reached application development, direct incremental, internal and external costs are capitalized until the software is substantially complete and ready to be placed into service. The costs are amortized over their expected usefulness of life of five years.

Research and development costs that do not qualify as capitalized software costs are expensed as incurred.

Long lived assets, such as patents, Software development costs, and other software, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the asset. On December 31, 2024 and 2023, the Company concluded that there has been no indication of impairment to the carrying value of its long-lived assets. As such, no impairment has been recorded.

Patents

We capitalize external costs, such as filing fees and associated attorney fees, incurred to obtain issued patents and patent license rights. We expense costs associated with maintaining and defending patents subsequent to their issuance in the period incurred. We amortize capitalized patent costs for internally generated patents on a straight-line basis over 8 to 20 years, which represents the estimated useful lives of the patents. We assess the potential impairment to all capitalized net patent costs when events or changes in circumstances indicate that the carrying amount of our patent portfolio may not be recoverable.

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Revenue Recognition

Revenue will be measured according to Accounting Standards Codification (“ASC”) 606, Revenue – Revenue from Contracts with Customers, and will be recognized based on consideration specified in a contract with a customer and will exclude any sales incentives and amounts collected on behalf of third parties. The Company will recognize revenue when it satisfies a performance obligation by transferring control over a service or product to a customer. To achieve this core principle, the Company applies the following five steps: (1) Identify the contract with a client; (2) Identify the performance obligations in the contract; (3) Determine the transaction price; (4) Allocate the transaction price to performance obligations in the contract; and (5) Recognize revenues when or as the company satisfies a performance obligation. The Company will report revenues net of any tax assessed by a governmental authority that is both imposed on, and concurrent with, a specific revenue-producing transaction between a seller and a customer in the accompanying statements of operations. Collected taxes, if applicable, will be recorded within other current liabilities until remitted to the relevant taxing authority.

Subscriber revenue will consist primarily of subscription fees and other ancillary subscription-based revenues. Revenue will be recognized on a straight-line basis when the performance obligations to provide each service for the period have been satisfied, which is over time as our subscription services are continuously available and can be consumed by customers at any time. There is no revenue recognized for unpaid trial subscriptions.

Customers may pay for the services in advance of the performance obligation and therefore these prepayments will be recorded as deferred revenue. The deferred revenue will be recognized as revenue in the accompanying statements of operations as the services are provided.

Income Taxes

The Companies are single-member limited liability companies and are recognized as partnerships for federal and state income tax purposes. As partnerships, items of income, gains, losses, deductions, and credits are passed through to the member each year and reported on the member’s respective tax returns; accordingly, no provision for federal or state income taxes has been recorded in these combined financial statements.

The Companies are subject to examination by federal and state tax authorities for all open tax years. Management believes that any potential liability for income taxes, including related interest and penalties, would not have a material impact on the combined financial statements.

The Companies apply the provisions of ASC 740, Income Taxes, in evaluating uncertain tax positions. Management has analyzed the Companies’ tax positions and has determined that there are no uncertain tax positions that require recognition or disclosure in the combined financial statements.

Utilization of net operating loss carryforwards and other tax attributes may be subject to limitations under federal and state tax law, including changes in ownership or other restrictions, which could affect the timing and amount of future tax benefits.

Note 2 – Going Concern

The Company recognized operating losses of $324,746 and $345,677 for the years ended December 31, 2024 and 2023. The Company is also pre-revenue and has no income generation. These conditions provide doubt about the entity’s ability to continue as a going concern. Historically, the Company’s member has provided the necessary support to fund the operations and activities of the Company.

The Company’s future operations are ultimately dependent upon the market acceptance of the Company’s services and future revenues generated as well as its ability to manage its cash outflows from operations. If the Company does not achieve expected revenue levels or is unable to manage its cash outflows from operations, the Company will be required to obtain additional financing from its current member or other sources. In the event the Company requires additional financing, there can be no guarantee that the Company will successfully obtain the additional equity or debt financing in amounts and with terms acceptable to the Company.

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Note 3 – Intangible Assets

Intangibles consisted of the following as of:

		December 31,
	Life (in years)	2024	2023
Patents	8-20	$1,289,187	$259,897
Software	5	33,444	26,444
Subtotal		1,322,631	286,341
Less: Accumulated Amortization		(127,718)	(26,073)
Total intangible assets, net		$1,194,913	$260,268

Future estimated amortization expense of intangibles as of December 31, 2024 is as follows:

Year Ended December 31,	Amount
2025	$134,208
2026	134,208
2027	134,208
2028	134,208
2029	134,208
Thereafter	523,873
Total intangible assets, net	$1,194,913

As of December 31, 2024 and 2023, the Company had capitalized software costs of $33,444 and $26,444, which are included in intangible assets on the combined balance sheets. Total amortization expense was $101,645 and $21,816 for the years ended December 31, 2024 and 2023, respectively

Note 4 – Accrued Expenses

Accrued expenses represent obligations for goods and services received that have not yet been invoiced or paid as of the reporting date. These liabilities are recorded when incurred in accordance with the accrual basis of accounting and are classified as current liabilities on the combined balance sheets. Accrued expenses consist of estimated legal and consulting fees.

Note 5 – Related Party Payable

As of December 31, 2024 and 2023, the Company reflected transactions with Prasari LLC, a related party who paid for certain expenses of the Company during 2023. These expenses totaled $23,090 and $0 as of December 31, 2024 and 2023.

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Note 6 – Consideration Payable

On May 9, 2024, The Company entered into a patent purchase agreement in the amount of $1,000,000. As of December 31, 2024 and 2023, the remaining payments due amounted to $525,000 and $-0-, respectively.

The patent purchase agreement has three potential future commitments in the amount of $1,840,464 in exchange for reaching certain milestone events defined in the agreement. Management concluded that, due to the uncertainty and timing surrounding FDA application and approval as of the balance sheet date, the probability could not be reasonably determined and, accordingly, no accrual was recorded.

Note 7 – Equity

Voyex, LLC, Influence Healthcare, LLC, and LT 350, LLC are single member LLCs with one owner of the member’s equity of each entity. The sole member’s equity consists of capital contributions and the cumulative effect of net income or loss and distributions. No shares of stock are issued, and there are no other equity holders. The sole member has full control over the operations and financial decisions of the Company.

During the year ended December 31, 2024, member equity consisted of $763,200 in contributions and $7,499 in distributions. During the year ended December 31, 2023, member equity consisted of $313,000 in contributions.

Note 8 – Commitments and Contingencies

The Company is subject to legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, there are no such matters and therefore the ultimate resolution of these matters is not expected to have a material adverse effect on the Company's financial position, results of operations or liquidity.

The Company did not have any lease obligations as of December 31, 2024 or 2023 that resulted in a lease liability or right-of-use-asset.

Note 9 – Segment Reporting

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance.

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The Company’s Chief Executive Officer has been identified as the chief operating decision maker (“CODM”), who reviews the operating results for the Company at the subsidiary level to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company has three operating segments. To evaluate each reportable segment, the CODM uses operating expenses as a measure of profit and loss.

Segment Assets	December 31, 2024	December 31, 2023
LT350	$233,669	$240,964
Influence Healthcare	967,006	27,702
Voyex	15,138	11,208
Total Assets	$1,215,813	$279,874

Segment Operating Expense	December 31, 2024	December 31, 2023
LT350	$93,348	$61,236
Influence Healthcare	156,496	244,720
Voyex	74,902	39,669
Total Operating Expense	$324,746	$345,625

Note 10 – Subsequent Events

Management evaluated subsequent events and transactions that occurred after the balance sheet date, up to the date that the financial statements were issued. Based upon this review, other than below, management did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

The Company entered into a non-binding letter of intent (“LOI”) for a proposed business combination between Thramann Holdings, LLC (“Holdings”) and Auddia, Inc. ("Auddia”) The LOI contemplates a business combination between Auddia and Holdings with Auddia becoming a public holding company trading under a new name and ticker symbol. The transaction would result in the portfolio companies of Holdings and Auddia becoming subsidiaries of the public holding company.

On February 17, 2026, Auddia, acting upon the recommendation of its special committee of independent directors, entered into a definitive merger agreement for a business combination between Auddia and the Company

Auddia shareholders are expected to own approximately 20% of the combined company at closing.  Approximately 80% of the combined company is expected to be owned at closing by Jeff Thramann.  The consideration payable to Mr. Thramann by the combined company will be a combination of (i) convertible preferred stock and (ii) non-convertible debt.

The exact percentage of the combined company that shareholders will own after completion of the merger is subject to adjustment based on Auddia’s net cash at the time of closing. The closing of the merger will be conditioned on Auddia having at least $12 million net cash on hand at closing in order to provide cash runway to fund the combined company to key future business milestones.

For more information about the business combination transaction, please see Auddia's Current Report on Form 8-K filed with the SEC on February 17, 2026.

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